Mail Stop 3561

June 3, 2008

Thomas W. Dickson
Chairman, President and Chief Executive Officer
Ruddick Corporation
301 S. Tryon Street, Suite 1800
Charlotte, North Carolina 28202

      Re: **Ruddick Corporation**
            Form 10-K for Fiscal Year Ended September 30, 2007
            Filed November 29, 2007
            Definitive Proxy Statement on Schedule 14A
            Filed January 2, 2008
            File No. 1-06905

Dear Mr. Dickson:

      We have completed our review of your Form 10-K and related filings and have no further comment at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director

cc: Marc Corredor, Esq.
        McGuireWoods LLP
        Facsimile No.: (704) 805-5040